St. John's, NL – February 14, 2019

FORTIS INC. ANNOUNCES SECOND QUARTER DIVIDENDS - 2019

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on June 1, 2019 to the Shareholders of Record at the close of business on May 17, 2019;

2.	$0.2745625 per share on the First Preference Shares, Series "G" of the Corporation, payable on June 1, 2019 to the Shareholders of Record at the close of business on May 17, 2019;

3.	$0.15625 per share on the First Preference Shares, Series "H" of the Corporation, payable on June 1, 2019 to the Shareholders of Record at the close of business on May 17, 2019;

4.	$0.19389315 per share on the First Preference Shares, Series "I" of the Corporation, payable on June 1, 2019 to the Shareholders of Record at the close of business on May 17, 2019;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on June 1, 2019 to the Shareholders of Record at the close of business on May 17, 2019;

6.	$0.2453125 per share on the First Preference Shares, Series "K" of the Corporation, payable on June 1, 2019 to the Shareholders of Record at the close of business on May 17, 2019, provided, for greater certainty, that if no such Series "K" shares are outstanding on such date as a result of the exercise by Shareholders of their right to convert Series "K" shares into Cumulative Redeemable Floating Rate First Preference Shares, Series "L" of the Corporation effective March 1, 2019 (the "Conversion Right"), no such dividend shall be payable;

7.	$0.23170137 per share on the First Preference Shares, Series "L" of the Corporation, payable on June 1, 2019 to the Shareholders of Record at the close of business on May 17, 2019, provided, for greater certainty, that if no such Series "L" shares are issued on March 1, 2019 pursuant to the Conversion Right, no such dividend shall be payable;

8.	$0.25625 per share on the First Preference Shares, Series "M" of the Corporation, payable on June 1, 2019 to the Shareholders of Record at the close of business on May 17, 2019; and

9.	$0.45 per share on the Common Shares of the Corporation, payable on June 1, 2019 to the Shareholders of Record at the close of business on May 17, 2019.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of approximately C$50 billion as at September 30, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

END

For more information please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications and Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com